July 2, 2019

Kerry Massey
Executive Vice President and Chief Financial Officer
Diversicare Healthcare Services, Inc.
1621 Galleria Boulevard
Brentwood, TN 37027

       Re: Diversicare Healthcare Services, Inc.
           Form 10-K filed February 28, 2019
           Form 8-K filed February 28, 2019
           File No. 001-12996

Dear Mr. Massey:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications